UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL
SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Previous independent registered public accounting firm

On March 6, 2019, China Internet Nationwide Financial Services Inc. (the “Company” or “we”) dismissed Marcum Bernstein & Pinchuk LLP (“Marcum”) as its independent registered public accounting firm. The reports of Marcum, on our financial statements for each of the past two fiscal years ended December 31, 2016 and 2017 contained no adverse opinion or a disclaimer of opinion and were not modified. The decision to change the independent accountant was approved and ratified by our Board of Directors (“Board of Directors”) on March 6, 2019.

During our two most recent fiscal years ended December 31, 2016 and 2017 and through the date of this report, we have had no disagreements with Marcum, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During our two most recent fiscal years ended December 31, 2016 and 2017 and through the date of this report on Form 6-K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided Marcum, with a copy of this disclosure before the filing was made with the SEC. We requested that Marcum, provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Marcum, stating that it agrees with the above statements. A copy of such letter, dated as of March 7, 2019 is filed as Exhibit 99.1 to this report.

New independent registered public accounting firm.

Effective March 6, 2019, the Company engaged Wei Wei & Co., LLP, Certified Public Accountants (“Wei”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with Wei regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Wei as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Letter from Marcum Bernstein & Pinchuk LLP to Securities and Exchange Commission, dated March 7, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 7, 2019	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

		By:	/s/ Jianxin Lin
		Name:	Jianxin Lin
		Title:	Chief Executive Officer